UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 9)

Under the Securities Exchange Act of 1934

Blue Sphere Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09605C202
(CUSIP Number)

Adam D. Averbach, Esq. Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box☒

SCHEDULE 13D
CUSIP No. 09605C202
1	NAMES OF REPORTING PERSONS

Lazarus Management Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
83,616,896

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
83,616,896

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,616,896

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.8%

14	TYPE OF REPORTING PERSON
IA

SCHEDULE 13D
CUSIP No. 09605C202
1	NAMES OF REPORTING PERSONS

Justin B. Borus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
83,616,896

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
83,616,896

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,616,896

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.8%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D
CUSIP No. 09605C202
1	NAMES OF REPORTING PERSONS

Lazarus Israel Opportunities Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
54,718,018

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
54,718,018

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,718,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 09605C202
1	NAMES OF REPORTING PERSONS

Lazarus Israel Opportunities Fund II LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,825,674

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,825,674

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,825,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 09605C202

1	NAMES OF REPORTING PERSONS

Lazarus Investment Partners LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,073,204

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
11,073,204

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,073,204

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2%

14	TYPE OF REPORTING PERSON
PN

Explanatory Note

This Amendment No. 9 amends and supplements the statement on Schedule 13D originally filed by Lazarus Management Company LLC ("Lazarus Management"), Justin B. Borus, Lazarus Israel Opportunities Fund LLLP ("Lazarus Israel I"), Lazarus Israel Opportunities Fund II LLLP ("Lazarus Israel II") and Lazarus Investment Partners LLLP ("Lazarus Partners").  Lazarus Management, Mr. Borus, Lazarus Israel I, Lazarus Israel II and Lazarus Partners are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."  Lazarus Israel I, Lazarus Israel II and Lazarus Partners are collectively referred to as the "Funds."  A joint filing agreement of the Reporting Persons is attached hereto as Exhibit A.  All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.  The information set forth in response to each Item shall be deemed to be a response to all Items where such information is relevant.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented by adding the following:

As previously set forth in the Schedule 13D, Lazarus Management is the investment adviser of the Funds.  Lazarus Management serves as the general partner of Lazarus Partners and Justin Borus serves as its manager.  Lazarus GP LLC, a Colorado limited liability company ("Lazarus GP"), serves as the general partner of Lazarus Israel I and Lazarus Israel II and Justin Borus serves as its manager.  The business address for Lazarus GP is 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209 and Lazarus GP is engaged in the business of investment.  During the last five years, Lazarus GP has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

(a)-(e)  Reference is made to Items 7, 9, 11 and 13 of pages 2-6 of this Schedule, which items are incorporated by reference.  The securities reported on this Schedule by Lazarus Israel I consist of 42,218,018 Shares and warrants to purchase an additional 12,500,000 Shares ("Warrants").  The securities reported by Lazarus Israel II consist of 15,098,401 Shares and 2,727,273 Warrants.  The securities reported by Lazarus Partners consist of 8,800,476 Shares and 2,272,728 Warrants.  The securities reported by Lazarus Management and Mr. Borus consists of the sums of the Shares and Warrants held by the Funds.  The calculation of percentage of beneficial ownership in Item 13 of pages 2-6 was calculated based on 262,776,552 Shares outstanding as of October 31, 2016 as reported by the Issuer in its Form 10-Q filed on November 21, 2016.

Lazarus Management is the investment adviser of the Funds, and consequently may be deemed to have voting control and investment discretion over securities owned by the Funds. Mr. Borus is the manager of Lazarus Management and may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management.   The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the Shares or Warrants owned by the Funds.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the Shares and Warrants set forth in this Schedule 13D, except to the extent of its or his pecuniary interests therein and each Fund disclaims beneficial ownership of any Shares and Warrants owned by any other Fund.

The Reporting Persons effected the transactions in the Issuer's shares as set forth in Exhibit B during the past sixty days.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:
Joint Filing Agreement, dated as of December 12, 2016, by and among Lazarus Management Company LLC, Justin B. Borus, Lazarus Israel Opportunities Fund LLLP, Lazarus Israel Opportunities Fund II LLLP and Lazarus Investment Partners LLLP.

Exhibit B:	Transactions in Shares effected during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2016

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

/s/ Justin B. Borus
Justin B. Borus
LAZARUS ISRAEL OPPORTUNITIES FUND LLLP By: Lazarus GP LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

LAZARUS ISRAEL OPPORTUNITIES FUND II LLLP By: Lazarus GP LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager